
03055249










BOMBAY

2002 Annual Report

Focus. It's what keeps a good hitter above .300, helps a photographer see more in her subject and keeps our greatest thinkers on task. It is also a simple idea that can give a company synergy, vision and success. At Bombay, we've sharpened our focus on the details of our business and we now see things better than ever before.

BOMBAY OUTLET

BOMBAY KIDS

BOMBAY bombaycompany.com

BOMBAY INTERNATIONAL


BAILEY STREET
TRADING COMPANY

Letter from the Chairman of the Board

I'd like to begin by saying how pleased I am to be serving The Bombay Company as Chairman. I began my retailing career over 30 years ago with Federated Department Stores. Since that time, I have had the opportunity to experience not only retailing but other industries as well. I have come to understand the critical issues involved in running a successful business. When I look at Bombay, I see a company with many of the fundamental elements required for a successful and growing business. Bombay is a company that is highly focused, with a great brand, a loyal customer base operating in a growing, relevant home furnishings industry. Yet Bombay is a long way from fulfilling its destiny. I came to Bombay because of the tremendous opportunities that exist for this Company.

The key to success is leadership. Bombay has in place a very talented and highly energized core management team with depth of experience that has produced immediate results. As Chairman, I have become very involved with the team and share their enthusiasm and passion for Bombay. My goal is to find a CEO that can match that energy level, complement the existing management team and lead the Company to higher levels of achievement.

Bombay has shown in the last six months that our customers continue to look to us for fashion and value. We've found the price points that capture our customers' attention and they've come back in a very dramatic way. Continuing strong comp store sales increases and better margins will allow us to leverage our growth into lower expense and higher operating profit margins. To do this we will need to invest in our business.

With half of our mall-based leases expiring over the next two years, we have a unique moment in our Company's history to diversify our real estate portfolio and lower our fixed store costs by moving off-mall. We also believe that the strength of our brand will enable us to expand the number of Bombay stores. BombayKIDS store expansion is a top priority as the Company seeks to move aggressively into one of the fastest growing segments of the home furnishings industry. Our combination store concept has set new standards for customer growth and sales results. We need to build the critical platforms that will take us into the future including communications infrastructure, systems and a distribution network that will support the growth. Rest assured, each investment will have an accretive impact on earnings, short or long-term.

Our new lines of business are doing exceptionally well. The consumer response to our BombayKIDS business has been strong. Our Internet channel, international licensing, and Bailey Street Trading Company wholesale operation all exceeded their sales plans. Each of these businesses leverage our core competencies and are positive contributors to earnings per share.

The secret to our earnings power lies not in our past but in the opportunities that are in front of us. We can improve every facet of our business. Over the next couple of years, we can focus on existing best practices for improving our business. By then, we will be well on our way to a scale that will allow us to enjoy new opportunities for higher margins, lower four-wall operating costs and a sustainable leveraging of our corporate SG&A. Pursuing these strategies will build a better place for our customers, our employees and our shareholders.

I look forward to working with the Board and the people of Bombay in capturing the opportunities that lie in front of us.



James D. Carreker
Chairman of the Board

Letter from the Executive Committee

The year 2002 can best be described as a tale of two different halves. During the first half, the Company's results were disappointing with revenues of $190.9 million or 1.5% over last year and same store sales decreasing by 8%, resulting in a loss of $.20 per share during the first half of the year.

In August, an Executive Committee of senior officers assumed leadership of the Company. Beginning in the third quarter, this team instituted a number of major changes that reintroduced value into Bombay. The changes can best be described as a "relentless focus on the basics."

We established key price points within our product lines, added merchandise intensity to our selling floors, became more aggressive in our marketing and fully integrated consumer communications across all channels. Strong teamwork between merchandising, marketing, visual and stores allowed us to simplify operations thereby providing more time for our store associates to spend with customer service. This "focus on the basics" yielded spectacular results for Bombay during the last five months of Fiscal 2002.

Since September, the Company experienced seven consecutive months of double-digit same store sales increases. The Company turned a profit during the third quarter for the first time in seven years. We exceeded our net income goals for the fourth quarter and, for the year, profits nearly doubled to $7.2 million or $.22 per share from $3.7 million or $.11 per share last year.

Outside of growing the core business, our major corporate initiative is BombayKIDS. We are excited about the opportunities BombayKIDS presents and are very encouraged by the progress we made in 2002. We opened our first store in Dallas in March and delivered sales well above plan. During the fall, we added four additional stores in Houston, Chicago, Phoenix and Washington, DC in time for the holiday selling season. We are planning an aggressive roll-out of BombayKIDS.

Our catalog and Internet operations far exceeded expectations for 2002. Our websites were redesigned as part of the Company's renewed multi-channel retailing strategy, and to make the sites more customer-friendly. The number of customers using the web to request a catalog, receive promotional e-mails, and to search for their local stores increased exponentially. We look forward to continued strong growth in these areas.

Bailey Street Trading Company, our wholesale business, experienced significant growth in 2002. We exceeded our plan by achieving $8.4 million in revenue and better than expected positive contributions to earnings per share. We have positioned ourselves to be a player in the accent furniture market. Our international presence stands at ten licensed stores. Plans for 2003 are to improve our product flow to our international partners while focusing our expansion efforts in existing markets.

We enter 2003 with momentum and focus. Now that we have reintroduced Bombay value into our assortment, our merchandising focus will be on incremental flow through. Efforts will include cost engineering our products to key price points, using our growth in sales for improved vendor pricing, increasing our direct sourcing capabilities, improving inventory flow on best selling, high margin products, improving clearance cadence, executing surgical promotional activity and introducing fashion newness to our assortment while reducing product redundancy.

In addition, our new assortments are directed toward complete solutions for the home, be it accent furniture complemented with decorative accessories, complete bedroom sets or a mix-and-match approach to the office and dining room. We will continue to offer the much desired traditional look to our merchandise, but we will also add an eclectic side to our offering. We capture the richly varied character of the world's great cultures in our unique blend of quality designs – something only Bombay can do. The net effect of all these efforts will be an improvement in our product margins for 2003.

Our marketing efforts will expand as we seek out new Bombay loyalists while improving our relationships with our existing customers. During the first half of 2003, we will be diligently working on new branding efforts for Bombay. The goal is to make Bombay stores, catalog and Internet the preferred destination for unique values in furniture, decorative accessories and gift giving.

In real estate, we will continue to focus on off-mall locations and aggressively open Bombay and BombayKIDS combination stores in major metropolitan areas. By combining the Bombay and BombayKIDS concepts, we are able to provide our customer an expanded assortment, becoming more of a destination while allowing us to pull from a broader and younger customer base.

All of our efforts are focused on driving higher operating margins and enhancing shareholder value. We have the opportunity to improve every area of the business. Higher sales, improved gross margins, lower fixed occupancy costs with off-mall locations and leverage of fixed costs throughout the Company should all result in improved flow through of incremental profits.

The most important asset for continued growth in 2003 is the committed, energized Bombay associate. Our people are among the best in retail. With their all-encompassing teamwork approach to the business, wrapped up in a performance driven culture, our momentum will only build during the year.

We are confident that there is even stronger revenue and profit growth from our core business in 2003. When we add in our BombayKIDS expansion, continued Bailey Street growth and a new branding initiative, the year 2003 promises to be a bright one for The Bombay Company.

A special thank you to all our shareholders and associates for your continued support.

Financial Highlights

(Dollars in thousands, except per share amounts)	Year Ended February 1 2003	Year Ended February 2 2002
Net revenues	$494,000	$437,457
Net income	7,217	3,724
Basic and diluted earnings per share	.22	.11
Working capital	119,900	103,866
Stockholders' equity	169,408	158,707
Net book value per share	5.05	4.80
Number of stores	422	419
Retail square footage (in thousands)	1,578	1,502

Seeing our customers more clearly.

"Friends always ask me where I got this or that. I love telling them Bombay."

Karen Dozier
Customer, Crowley, Texas

She's the one. One person drives every aspect of our business – our customer. Whether she shops our stores, catalogs or online, she's developing a very real relationship with us. This simple thought is top-of-mind at Bombay, and has resulted in a number of efforts to strengthen and improve that relationship. So much so, in fact, that our customer is shopping more, spending more and introducing us to her friends and family.

We're not just talking to her through our associates and our marketing efforts, we're also listening. Through last year's focus group and shopping behavior studies, she's told us how and when she likes to shop, what exactly she's looking for and how much she wants to spend. The more we've learned about her, the more we've done to make her happy.

What she likes about us. We discovered she is always searching for new looks for her home, regardless of the season. During holidays and special occasions, she shops even more – both for herself and for gifts for loved ones. In the second half of the year, changes were made to better meet her needs 365 days a year – including a more timely mix of products in our catalogs and increased advertising overall. Those changes will continue into the future as we become a stronger year-round shopping destination.

Our customer has always been drawn to us by a unique and compelling mix of products inspired by the world's great cultures. The attention to detail seen in the hand-painted porcelain finish of our Xanadu lamp or the antiqued look of our Sterling clock isn't just a reflection of quality and style, it's a recognition of the little things she appreciates most about us.

How she sees us. In our stores, she saw improved window presentations, signage and displays. By increasing product density and improving accessibility to our products, we've invited her to make more impulse purchases. By offering our customer a unified look and message in our stores, through our catalogs and online, we've helped strengthen her impression of the Bombay brand.








BOMBAY



Paying attention to value.

Strong values. This year, we continued to enhance our longstanding promise to provide uncommon quality at uncommon values. We established key price points in every product category based on what our customer told us she wanted to spend. The result is a higher conversion rate, an increase in the number of transactions and a higher average sales ticket.

The value of a good shopping experience. In 2002, shopping at Bombay was made simpler. Restrictions were removed from offers and promotions and our return policy was rewritten to clearly state our commitment to 100% customer satisfaction. Steps were made to shorten transaction times, store tasks were reduced and communication with our store employees was simplified. Store associates found themselves with more time to do what they do best — help customers make the right choices for their homes.

Online, changes were made to improve navigation and overall image on our websites. An Idea Center was added at bombaycompany.com to provide decorating advice to our customers, and the number of products available was increased from 30% of our assortment to 100% by the end of 2002. Throughout the year, we saw online requests for catalogs, promotional e-mails and store locations rise exponentially.

Another outlet for value. Bombay Outlet stores allowed us to expand our customer base without cannibalizing existing stores. More than 75% of the merchandise is outlet exclusive – offering an incredible value to our customers. Outlets also provide a channel to clear out overstocked or clearance merchandise, freeing up valuable retail space at the Bombay stores.

"There's value in our products, but there's also value in the entire shopping experience."

Ward Rouillard
Store Manager



Spending time with our KIDS.

"Because we design nearly everything ourselves, we reflect all the things kids and their parents are looking for."

Stephen Fitzwater
BombayKIDS Designer

The fifth "S". Children's furniture is designed and sold in terms of four Ss: Sleep, Storage, Study and Safety. We include these four Ss, but take the thought a step further, by providing a fifth "S" many companies simply don't: Style. Our products aren't just sized for kids, they're really designed to appeal to their sense of fun and imagination. The same attention to detail that shows in Bombay's core products is found in abundance at BombayKIDS.

Giving kids their space and parents a break. The idea of giving kids a room designed just for them at a value Mom and Dad will appreciate is what drives BombayKIDS. Offering more quality for parents' money is a goal of every product we design. It's why our bedding designs feature quilted stitching and fabric appliqués while others simply stitch their designs. And because our furniture features classic design elements and solid construction, it's not replaced as soon as a child makes a new mark on the growth chart. By simply updating bedding and accessories, parents can give their kids a more mature look without replacing all their furniture.

Introducing more people to our KIDS. In 2002 five stores were opened in Dallas, Houston, Scottsdale and the Washington, DC and Chicago markets. Four of these new stores are combo stores – in which space is shared with new Bombay stores. This has proven to be an effective way to introduce more people to both brands and to capitalize on cross-shopping opportunities.











Eyeing the future.

Today. Changes made in 2002 resulted in double-digit comp sales in the latter half of the year. By always listening to our customer and focusing on doing all the little things to strengthen our relationship with her, we've exceeded many goals while operating in a difficult retail environment.

Tomorrow and beyond. The success of 2002 has given us a hint at how much is possible. Changes made in the past year were only the beginning of a long-term strategy for sustained growth. Improved inventory levels, a better flow of merchandise and new product assortments are in place for 2003. Our product lines will offer complete solutions for the home and be cost engineered to key price points.

Our marketing efforts will continue to expand as we look for new Bombay customers while improving our relationships with existing ones. A new branding initiative follows on the heels of last year's restructuring and integration among the marketing and merchandising departments – all of which will result in a more cohesive and integrated brand message.

We will continue to reposition our real estate portfolio as we migrate many of our mall-based stores to off-mall locations which lower fixed costs and offer a better shopping experience for our customer. The result of all of these efforts is expected to be higher incremental flow through of profits as we drive higher sales, improved gross margins, reduced occupancy costs and leverage of fixed expenses throughout the Company.

We will continue to develop and nurture BombayKIDS, an already exciting concept in the growing market for kids' furnishings and décor. Both our wholesale operations, Bailey Street Trading Company and Bombay International, have benefitted from Bombay's core competencies of sourcing and design. These businesses will continue to provide growth opportunities for the Company.

We've set a goal to make Bombay stores, catalog and Internet the preferred year-round destinations for unique values in furniture, decorative accessories and gift giving. Through our committed and energized associates and with a relentless focus on the details, we're confident this goal will be met.

Table of Contents







Selected Financial Data

The Bombay Company, Inc. and Subsidiaries

	Year Ended				
	February 1 2003	February 2 2002	February 3 2001	January 29 2000	January 30 1999
Financial data:					
Net revenues*	$494,000	$437,457	$423,459	$392,578	$358,565
Net revenues increase	13%	3%	8%	9%	7%
Same store sales increase (decrease)	5%	(2)%	5%	5%	6%
Net income*	$7,217	$3,724	$8,645	$7,342	$4,010
Basic and diluted earnings per share	.22	.11	.26	.20	.11
Total assets*	236,189	206,889	206,651	201,872	193,519
Stockholders' equity*	169,408	158,707	154,727	156,248	156,143
Return on average assets	3.3%	1.8%	4.2%	3.7%	2.1%
Return on average equity	4.4%	2.4%	5.6%	4.7%	2.6%
Operating data:					
Average sales per store open for full fiscal year*	$1,098	$1,012	$1,012	$926	$863
Average sales per square foot	$296	$288	$306	$288	$278
Number of stores:					
Beginning of year	419	408	415	412	415
Opened	28	32	10	19	15
Closed	25	21	17	16	18
End of year	422	419	408	415	412
Store composition:					
Large format	334	324	291	270	251
Regular	37	59	93	125	148
Outlet	46	36	24	20	13
BombayKIDS	5	—	—	—	—
Retail square footage:*					
Large format	1,297	1,244	1,116	1,049	989
Regular	68	107	163	216	253
Outlet	193	151	92	72	50
BombayKIDS	20	—	—	—	—
Total	1,578	1,502	1,371	1,337	1,292

The Company has paid no cash dividends during the periods presented.

*In thousands.

Price Range of Common Stock

Quoted by quarter for the fiscal periods ended:

February 1, 2003	High	Low
First	$4.45	$2.14
Second	5.25	2.61
Third	3.10	2.15
Fourth	5.95	2.96

February 2, 2002	High	Low
First	$3.29	$2.26
Second	3.65	2.50
Third	3.13	2.01
Fourth	2.88	2.10

General

The Bombay Company, Inc. ("Company" or "Bombay") designs, sources and markets a unique line of home accessories, wall décor and furniture through 422 retail stores in 42 states in the United States and nine Canadian provinces, through specialty catalogs and over the Internet in the U.S. and internationally. Merchandise is manufactured to Company specification through a network of contract manufacturers in approximately 20 countries located principally in Asia and North America.

In addition to its primary retail operations, the Company has several other operating initiatives underway, all of which contributed incrementally to profitability but which were not significant to the Company's operations in Fiscal 2002.

Following its introduction through catalog and Internet in Fiscal 2001, the first BombayKIDS stores, featuring children's furniture, textile and accessory collections, were opened in Fiscal 2002. Four of these stores reflect a combination format with a BombayKIDS store adjacent to a core Bombay store. Sales of BombayKIDS product, both through store locations as well as direct marketing, increased to $8.2 million from $1.9 million last year. With the success and potential of this product line, the Company intends to open 25 to 30 BombayKIDS stores in the next year, and grow this portion of the business to over 100 stores over the next three years.

Bailey Street Trading Company ("Bailey Street"), which represents the Company's wholesale operations, began in Fiscal 2000. During Fiscal 2002, Bailey Street exceeded its revenue goals, reaching $8.4 million in Fiscal 2002 compared to $2.2 million in Fiscal 2001. Bailey Street continues to expand its customer base which includes independent gift stores, catalogers, department stores, furniture stores and mass merchants.

Bombay International, Inc. ("International") has expanded to ten licensed stores currently operating in the Middle East and the Caribbean. International revenues more than doubled in Fiscal 2002, to $3.5 million. By partnering with strong licensees in opportunistic markets, International continues to offer the Company the potential for growth with limited capital investment. During Fiscal 2003, approximately six to eight additional International stores are planned to open.

The largest percentage of the Company's sales and operating income is realized in the fiscal quarter that includes December (Christmas season).

Because the majority of the Company's products are proprietary, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by improving designs, finding alternative production sources in lower cost countries and increasing selling prices (subject to competitive conditions).

The Company has a retail (52-53 week) fiscal year that ends on the Saturday nearest January 31. Fiscal 2002 and Fiscal 2001 represent 52 week periods while Fiscal 2000 included 53 weeks.

Special Note Regarding Forward-Looking Statements

Certain statements in this Annual Report to Shareholders under "Management's Discussion and Analysis" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: downward pressure in retail due to economic pessimism and declining consumer sentiment; competition; seasonality; success of operating initiatives; new product development and introduction schedules; uninterrupted flow of product from overseas sources; acceptance of new product offerings including children's merchandise; inherent safety of product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; ability to renew leases on an economic basis; changes in business strategy or development plans; availability and terms of borrowings or capital for operating purposes; labor and employee benefit costs; ability to obtain insurance at a reasonable cost; reliance on technology; security of the technological infrastructure; changes in government regulations; risks associated with international business; terrorism; war or threat of war; regional weather conditions; hiring and retention of key management personnel and other risks and uncertainties.

Net Revenues

Net revenues consist of sales to retail customers and wholesale sales through Bailey Street and to our international licensees as well as shipping fees. Shipping fees reflect revenue from customers for delivery of merchandise.

(In millions)	Fiscal 2002	Fiscal 2001	Fiscal 2000
Sales	$489.4	$434.7	$421.5
Shipping	4.6	2.8	2.0
Total	$494.0	$437.5	$423.5

Fiscal 2002

Net revenues increased $56.5 million, or 13%, to $494.0 million, compared to $437.5 million in Fiscal 2001. Revenues from retail operations increased $48.3 million, or 11%, from the prior year. Same store sales (stores in existence for one year or more) increased 5% for the year. New stores also contributed to revenue growth, as the Company opened 14 large format stores, 9 outlets and 5 BombayKIDS stores while expanding 2 stores from the regular to the large format. Sales growth from new real estate activity was partially offset by store closures. Internet and mail order revenues grew 73% to $20.6 million from $11.9 million last year, fueled by sales of BombayKIDS product and improvement made to the Company's website. The remainder of the increase was the result of growth in the Company's wholesale operations. Bailey Street revenues increased to $8.4 million in Fiscal 2002 from its prior year level of $2.2 million. International revenues more than doubled to approximately $3.5 million in the current year.

From a merchandise mix standpoint, all categories increased in dollars. However, growth in furniture outpaced the other categories due to the improved in-stock position and the improved selling environment for big ticket items compared to last year. Sales in Fiscal 2002 consisted of 44% furniture, 43% accessories and 13% wall décor. In Fiscal 2001, the sales mix was 43% furniture, 43% accessories and 14% wall décor. The number of retail transactions for the year increased 7% and the average ticket increased 4% to $82 from $79 last year.

All regions of the U.S. and Canada reported mid single-digit same store sales increases. At the end of Fiscal 2002, the Company had 334 large stores, 37 regular stores, 46 outlets and five BombayKIDS stores. During the year, 25 stores were closed. Total retail square footage increased 5% compared to year-end Fiscal 2001, while the number of stores increased by a net 3 units.

Fiscal 2001
Net revenues increased $14.0 million, or 3%, to $437.5 million, compared to $423.5 million in Fiscal 2000 primarily due to new store openings. During the year, the Company opened 32 new stores, including 12 outlets, and 18 regular stores were converted to the large store format. These increases were partially offset by the closure of 21 stores. Same store sales declined 2% for the year. The lack of a 53rd week during Fiscal 2001 adversely impacted sales comparisons by approximately 2%. At the end of Fiscal 2001, the Company had 324 large stores, 59 regular stores and 36 outlets resulting in a 10% increase in retail square footage.

Our customers' resistance to big-ticket purchases during the year resulted in a shift in the overall product mix. Furniture sales were 43% of the total during Fiscal 2001 compared to 45% in Fiscal 2000. Accessories represented 43% compared to 41% in the prior year, while wall décor (principally prints, mirrors and sconces) accounted for 14% in both years. Total transactions for the year increased 2% while the average ticket remained constant at $79. The growth in the accessories business resulted in an increase in the average number of items per transaction year over year, offsetting the impact of shifts in the product mix.

All regions of the U.S. and Canada reported low single-digit same store sales declines for the year. Outlet stores continued to perform well during Fiscal 2001, reporting low single-digit same store sales gains.

Cost of Sales, Buying and Store Occupancy Costs

(In millions)	Fiscal 2002	Fiscal 2001	Fiscal 2000
Cost of sales, buying and occupancy costs	$344.0	$309.6	$291.7
Shipping	5.6	3.9	2.3
Total	$349.6	$313.5	$294.0

Fiscal 2002
Cost of sales, including buying and store occupancy costs, for Fiscal 2002 was $349.6 million or 70.8% of revenues. As a percentage of revenues, these costs declined from 71.7% in Fiscal 2001. Product margins declined 40 basis points as the Company targeted key price points to drive volume. Buying and occupancy costs were 19.1% of revenues, a 130 basis points decline, as a result of leveraging costs against the stronger sales levels. Buying and occupancy costs included impairment charges totaling $.7 million to write down the fixed assets related to six unprofitable stores.

Fiscal 2001
Cost of sales, including buying and store occupancy costs, for Fiscal 2001 was $313.5 million or 71.7% of revenues. As a percentage of revenues, these costs increased from 69.4% in Fiscal 2000. Product margins declined 130 basis points as a result of the more promotionally driven retail environment. Same stores sales declines, which contributed to lower sales per square foot, resulted in negative leverage of the buying and occupancy costs.

These costs were 20.4% of revenues, an increase of 90 basis points compared to the prior year. Buying and occupancy costs included an impairment charge of $.7 million to write down the fixed assets related to eleven unprofitable stores.

Selling, General and Administrative Expenses

Fiscal 2002
Selling, general and administrative expenses were $132.3 million compared to $117.6 million in Fiscal 2001. As a percentage of sales, expenses were slightly lower at 26.8% in Fiscal 2002 compared to 26.9% in Fiscal 2001. Fiscal 2002 included a charge of $1.1 million relating to the departure of the Chief Executive Officer and a $1.3 million charge related to the settlement of a California wage and hour lawsuit. Excluding these charges, selling, general and administrative costs were 26.3% of revenues. The Company was able to leverage costs such as store payroll, depreciation and other fixed costs against the higher revenue base. However, this leverage was somewhat offset by increases in other areas including investments made in marketing, higher insurance costs and higher credit card costs as a result of a change in private label credit card provider.

Fiscal 2001
Selling, general and administrative expenses were $117.6 million compared to $115.6 million in Fiscal 2000. Although the dollars increased $2.0 million or 1.8%, as a percentage of revenues, selling, general and administrative costs declined from 27.3% in Fiscal 2000 to 26.9% in Fiscal 2001. The 40 basis point decline is the result of strong controls over expenses throughout the year.

Interest

Fiscal 2002
During Fiscal 2002, the Company had interest income of $331,000 and interest expense of $152,000, compared to interest income of $248,000 and interest expense of $566,000 in Fiscal 2001. Improvement resulted from higher average cash balances generated through higher sales and profits, lower capital expenditures and lower average inventory levels, resulting in lower utilization of the credit facility. In addition, borrowings were at lower interest rates.

Fiscal 2001
The Company had interest income of $248,000 and interest expense of $566,000, compared to interest income of $967,000 and interest expense of $424,000 in Fiscal 2000. Changes in interest amounts resulted from lower average cash balances and greater utilization of credit facilities due to the Company's lower operating profits, higher average inventory levels and capital expenditures.

Income Taxes

The Company provided income taxes of $5.1 million, $2.3 million and $5.8 million in Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively. The effective rates were 41.2%, 38.6% and 40.0% in the respective periods. Fluctuations in the effective rate were primarily related to foreign taxes that change in accordance with earnings in the Canadian subsidiary and in state tax expenses that have not changed proportionately to income before income taxes.

Liquidity and Capital Resources

The primary sources of liquidity and capital resources are cash flows from operations and a line of credit with banks. The Company has an unsecured, revolving credit agreement with a group of banks, with an aggregate commitment of up to $50.0 million for working capital and letter of credit purposes. The bank commitment is limited to 45% of eligible inventory. At February 1, 2003, the bank commitment was $46.0 million, and $38.3 million was available for borrowings or additional letters of credit. The credit facility expires July 5, 2005.

Fiscal 2002
At February 1, 2003, cash and short-term investments were $56.6 million, $18.2 million higher than at February 2, 2002. The primary sources of cash were net income including non-cash depreciation and amortization expense, increases in payables including those related to higher inventory purchases, taxes, payroll and insurance as well as proceeds from the exercise of stock options. These sources were partially offset by higher inventory levels and capital expenditures for store construction and routine equipment purchases.

At February 1, 2003, inventory levels were $13.0 million higher than at the previous year end due to improved flow of product to support the strong sales trend experienced during the second half of Fiscal 2002, and to support continued growth into Fiscal 2003.

Capital expenditures totaled $10.2 million and included the costs of 28 new stores and the conversion of two regular stores to the larger format, as well as continued investments in software and equipment. The capital expenditures program for Fiscal 2003 is planned at approximately $30 to $35 million with the majority relating to the Company's store opening plans. The Company plans to open approximately 75 to 85 new stores including 25 to 30 BombayKIDS stores. Generally, a new or converted store is profitable in its first full year of operations. Approximately $4 to $5 million of the capital expenditures program relates to improvement in information systems including the point-of-sale software and communication infrastructure upgrades. Another $4 million of the program has been allocated for distribution center investment to support Company growth. A 300,000 square foot leased facility in the Midwest is expected to open in the early fall, and the Company also plans to expand its East Coast distribution center and replace outdated scanning devices. The remainder relates to other routine purchases required in the normal course of business.

In connection with continuing operations, the Company has various contractual obligations and commercial commitments requiring payment in future periods, summarized in the table below.

The Company intends to fund its operations and planned capital expenditures program through its current cash position, cash flows from operations and credit facility. With its current growth plans, the Company may have a need to increase its credit facility or obtain alternative financing arrangements given the current, favorable interest rate environment.

Fiscal 2001
At February 2, 2002, cash and short-term investments were $38.4 million, $16.3 million higher than at February 3, 2001. The primary sources of cash were net income, including non-cash depreciation and amortization expense, and decreases in inventory levels. These sources were partially offset by capital expenditures for store construction and routine equipment purchases.

At February 2, 2002, inventory levels were $15.1 million lower than at the previous year end reflecting the Company's conservative balance sheet management during the second half of the year in light of economic uncertainties and the events of September 11th. Capital expenditures totaled $14.1 million and included the costs of 32 new stores and the conversion of 18 regular stores to the larger format, as well as continued investments in software and equipment.

(In thousands)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Real estate operating leases	$206,508	$43,388	$81,561	$41,371	$40,188
Unconditional purchase orders	170,025	170,025	—	—	—
Equipment operating leases	1,216	614	602	—	—
Employment contracts	960	960	—	—	—
Other contractual obligations	9,106	6,000	3,062	44	—
Total contractual cash obligations	$387,815	$220,987	$85,225	$41,415	$40,188
Commercial Commitments					
Import letters of credit	$5,736	$5,736	$ —	$ —	$ —
Standby letters of credit	1,957	1,957	—	—	—
Guarantees of travel cards	75	75	—	—	—
Total commerical commitments	$7,768	$7,768	$ —	$ —	$ —

Critical Accounting Policies

In the course of preparing the financial statements, management makes certain judgments relative to accounting policies that are appropriate in the circumstances and the application of those policies. The following policies are those deemed to be most critical.

Inventory Valuation Policy
Inventories are valued at the lower of cost or market, cost being determined based upon the weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the warehouse based upon actual vendor invoices or estimates of costs for which an invoice is not present or for which an allocation of shared costs is required. In addition, the Company includes the cost of warehousing and transporting product to the stores in its costs.

The Company regularly evaluates its compliance with the lower of cost or market principle. Items are evaluated by SKU (stock keeping unit) and to the extent that the cost of the item exceeds the current selling price, provision is made to reduce the carrying cost of the item. Additionally, the Company reviews the aging of its inventory by SKU. The carrying cost of the item is reduced based upon certain age criteria and product category. Since the determination of carrying value of inventory involves both estimation and judgment of cost and market value, differences in these estimates could result in valuations that vary from the recorded asset.

Each month, the Company records an allowance for shrinkage to provide for the cost of lost or stolen inventory. The amount of the allowance is determined based upon the historical shrinkage results and is adjusted at least annually to reflect current circumstances. Inventory is physically counted at all locations at least once each year, at which time actual results are reflected in the financial statements. Physical counts were taken at all stores and the distribution centers during January 2003.

Impairment of Long-Lived Assets
Long-lived assets with definite lives are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the fixed assets related to the store. Future cash flows are projected for the remaining lease life using a probability-weighted approach to estimate the fair value of the store assets. These projections consider such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. If the estimated future cash flows are less than the carrying value of the assets, a charge equal to the difference between the assets' fair value and carrying value is recorded as an impairment. Since the projection of future cash flows involves judgment and estimates, differences in circumstances or estimates could produce different results.

Deferred Taxes
The Company currently has recorded $11.2 million of deferred tax assets representing the difference between the timing of deductions taken for financial statement purposes and for tax purposes. Underlying the assumption that the benefit of those assets will be recoverable in some future period is the concept that the Company will have future taxable income. If future conditions indicate that the benefit of the deferred tax assets will not be fully realized, a valuation allowance will be recorded to reduce the assets to their estimated realizable value.

Insurance
The Company is self-insured with respect to medical and dental insurance coverage offered to its eligible employees, up to a maximum of $125,000 per claim. Above that amount, medical insurance coverage is in place. In connection with the self-insured portion, the Company maintains a liability for claims that are in the process of being paid and those that have been incurred but not yet reported to the Company's insurance carrier. The amount of the liability is estimated based upon historical claims experience and actuarial estimates regarding the exposure for claims incurred but not yet reported. At February 1, 2003, the balance of the medical and dental liability was $1.1 million.

Beginning in Fiscal 2001, the Company also maintains workers' compensation insurance coverage with a deductible of $100,000 per claim. At February 1, 2003, the Company had recorded a liability of $2.3 million representing the estimated amount that will have to be paid in future periods related to the settlement of claims under the insurance policies for Fiscal 2002 and Fiscal 2001. The amount of the liability reflects expected remaining workers' compensation claims based upon actuarial estimates made by the Company's insurance carrier, utilizing historical claims experience and other relevant information and trends. Prior to Fiscal 2001, the Company's workers' compensation insurance was not subject to a deductible.

If circumstances change or if information becomes available that would indicate that future payments with respect to insurance liabilities would be different than what was previously estimated, such liabilities will be adjusted accordingly. Since the amounts recorded for insurance liabilities are based upon various estimates, actual future requirements could vary from the recorded liabilities.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("FAS 143"). FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The standard is effective for the Company's financial statements beginning in the first quarter of Fiscal 2003, and its adoption is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123* ("FAS 148"). FAS 148 requires additional disclosure regarding stock-based compensation both in annual and interim financial statements. The Company has adopted the disclosure provisions of FAS 148.

Management's Report

The management of The Bombay Company, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements, presented on pages 20 to 30, have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the report to shareholders and is responsible for its accuracy and consistency with the financial statements.

The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative costs and expected benefits of specific control measures. Also, an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures is maintained.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Audit and Finance Committee of the Board of Directors, which is composed solely of directors who are not officers or employees of the Company, meets regularly with corporate management, internal audit, legal counsel and PricewaterhouseCoopers LLP to review the activities of each and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit and Finance Committee meets formally with PricewaterhouseCoopers LLP, without management present, to discuss the audit of the financial statements as well as other auditing and financial reporting matters.

The financial statements have been audited by PricewaterhouseCoopers LLP, the independent accountants, whose report herein expresses their opinion with respect to the fairness of the presentation of the statements.



Brian N. Priddy
Executive Vice President, Operations
Chairman, Interim Executive Committee



Elaine D. Crowley
Senior Vice President, Chief Financial Officer and Treasurer

Report of Independent Accountants

To the Board of Directors and Stockholders of The Bombay Company, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



March 11, 2003
Fort Worth, Texas

Consolidated Statements of Income

The Bombay Company, Inc. and Subsidiaries *(In thousands, except per share amounts)*

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Net revenues	$494,000	$437,457	$423,459
Costs and expenses:			
Cost of sales, buying and store occupancy costs	349,599	313,484	294,043
Selling, general and administrative expenses	132,305	117,589	115,559
Interest expense (income), net	(179)	318	(543)
	481,725	431,391	409,059
Income before income taxes	12,275	6,066	14,400
Provision for income taxes	5,058	2,342	5,755
Net income	$ 7,217	$ 3,724	$ 8,645
Basic earnings per share	$.22	$.11	$.26
Diluted earnings per share	$.22	$.11	$.26
Average common shares outstanding	33,048	32,967	33,262
Average common shares outstanding and dilutive potential common shares	33,298	32,992	33,292

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

The Bombay Company, Inc. and Subsidiaries *(In thousands, except shares)*

	February 1 2003	February 2 2002
Assets		
Current assets:		
Cash and cash equivalents (short-term investments of $46,622 and $31,437, respectively)	$ 56,608	$ 38,415
Inventories, at lower of cost or market	102,768	89,798
Other current assets	21,123	16,893
Total current assets	180,499	145,106
Property and equipment, at cost:		
Land	892	892
Building	5,198	5,198
Leasehold improvements	81,827	80,291
Furniture and equipment	33,345	30,622
	121,262	117,003
Accumulated depreciation	(75,961)	(68,290)
Net property and equipment	45,301	48,713
Deferred taxes and other assets	9,966	12,640
Goodwill, less amortization of $611 and $604, respectively	423	430
Total assets	$236,189	$206,889
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 37,202	$ 24,825
Income taxes payable	6,673	3,220
Accrued payroll and bonuses	7,192	5,015
Gift certificates redeemable	5,923	5,724
Accrued insurance	3,609	2,456
Total current liabilities	60,599	41,240
Accrued rent and other liabilities	6,182	6,942
Stockholders' equity:		
Preferred stock, $1 par value, 1,000,000 shares authorized	—	—
Common stock, $1 par value, 50,000,000 shares authorized, 38,149,646 shares issued	38,150	38,150
Additional paid-in capital	75,446	75,267
Retained earnings	76,361	69,144
Accumulated other comprehensive income (loss)	(1,394)	(1,776)
Common shares in treasury, at cost, 4,621,440 and 5,112,696 shares, respectively	(18,918)	(20,861)
Stock purchase loans and accrued interest	—	(950)
Deferred compensation	(237)	(267)
Total stockholders' equity	169,408	158,707
Commitments and contingencies (Note 5)		
Total liabilities and stockholders' equity	$236,189	$206,889

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

The Bombay Company, Inc. and Subsidiaries *(In thousands)*

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Cash flows from operating activities:			
Net income	$ 7,217	$ 3,724	$ 8,645
Adjustments to reconcile net income to net cash from operations:			
Depreciation	12,740	13,000	11,748
Amortization	2,743	3,472	3,003
Restricted stock compensation	66	298	98
Deferred taxes and other	(1,543)	(707)	248
Change in assets and liabilities:			
(Increase) decrease in inventories	(12,430)	14,090	(14,692)
Increase in other current assets	(2,033)	(807)	(2,113)
Increase in accounts payable and accrued expenses	13,624	50	256
Increase (decrease) in income taxes payable	3,608	(2,700)	764
Increase (decrease) in accrued payroll and bonuses	2,156	(607)	1,137
Decrease in noncurrent assets	13	74	62
Increase (decrease) in noncurrent liabilities	(535)	(563)	9
Net cash provided by operations	25,626	29,324	9,165
Cash flows from investing activities:			
Purchases of property, equipment and other	(10,224)	(14,127)	(16,721)
Proceeds from sales of property and equipment	289	614	375
Net cash used by investing activities	(9,935)	(13,513)	(16,346)
Cash flows from financing activities:			
Purchases of treasury stock	(31)	(103)	(10,303)
Sale of stock to employee benefit plans	182	193	291
Net collection of stock purchase loans	104	86	—
Exercise of stock options	2,328	—	—
Net cash provided (used) by financing activities	2,583	176	(10,012)
Effect of exchange rate change on cash	(81)	271	176
Net increase (decrease) in cash and cash equivalents	18,193	16,258	(17,017)
Cash and cash equivalents at beginning of year	38,415	22,157	39,174
Cash and cash equivalents at end of year	$56,608	$38,415	$22,157
Supplemental disclosures of cash flow information:			
Interest paid	$ 152	$ 566	$ 424
Income taxes paid	2,298	5,687	4,254
Non-cash financing activities:			
Distributions of director fees	316	75	6
Distributions of restricted stock	368	826	154
Loans issued to purchase Company stock	—	—	314
Repurchase of shares from stock purchase loans	864	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

The Bombay Company, Inc. and Subsidiaries *(In thousands)*

	Common Stock		Treasury Stock		Additional Paid-In Capital	Stock Purchase Loans	Deferred Comp.	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Annual Comprehensive Income
	Shares	Amount	Shares	Amount						
Total, January 29, 2000	38,150	$38,150	(2,677)	$(13,129)	$76,082	$(617)	$ —	$56,775	$ (1,013)	
Purchase of treasury shares	—	—	(3,040)	(10,303)	—	—	—	—	—	
Shares contributed or sold to employee benefit plans	—	—	130	541	(250)	—	—	—	—	
Director fee distributions	—	—	2	7	(1)	—	—	—	—	
Restricted stock distributions	—	—	28	130	24	—	—	—	—	
Shares sold to officers with stock purchase loans	—	—	101	434	(120)	(314)	—	—	—	
Interest charged on stock purchase loans	—	—	—	—	—	(60)	—	—	—	
Net income	—	—	—	—	—	—	—	8,645	—	*$8,645*
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(254)	*(254)*
Total, February 3, 2001	38,150	38,150	(5,456)	(22,320)	75,735	(991)	—	65,420	(1,267)	*$8,391*
Purchase of treasury shares	—	—	(39)	(103)	—	—	—	—	—	
Shares contributed or sold to employee benefit plans	—	—	102	418	(225)	—	—	—	—	
Director fee distributions	—	—	30	123	(48)	—	—	—	—	
Restricted stock distributions	—	—	250	1,021	(195)	—	(552)	—	—	
Deferred compensation expense	—	—	—	—	—	—	285	—	—	
Collections of stock purchase loans	—	—	—	—	—	86	—	—	—	
Interest (charges) collections on stock purchase loans, net	—	—	—	—	—	(45)	—	—	—	
Net income	—	—	—	—	—	—	—	3,724	—	*$3,724*
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(509)	*(509)*
Total, February 2, 2002	38,150	38,150	(5,113)	(20,861)	75,267	(950)	(267)	69,144	(1,776)	*$3,215*
Purchase of treasury shares	—	—	(202)	(895)	—	864	—	—	—	
Shares contributed or sold to employee benefit plans	—	—	66	271	(89)	—	—	—	—	
Excercise of stock options	—	—	596	2,438	45	—	—	—	—	
Director fee distributions	—	—	77	313	3	—	—	—	—	
Restricted stock distributions, net	—	—	(45)	(184)	220	—	(44)	—	—	
Deferred compensation expense	—	—	—	—	—	—	74	—	—	
Net repayments of stock purchase loans	—	—	—	—	—	103	—	—	—	
Interest charges on stock purchase loans, net	—	—	—	—	—	(17)	—	—	—	
Net income	—	—	—	—	—	—	—	7,217	—	*$7,217*
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	382	*382*
Total, February 1, 2003	38,150	$38,150	(4,621)	$(18,918)	$75,446	$ —	$(237)	$76,361	$(1,394)	*$7,599*

Note 1 - Statement of Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52-53 week) fiscal year which ends on the Saturday nearest January 31. The periods ended February 1, 2003 ("Fiscal 2002") and February 2, 2002 ("Fiscal 2001") represent 52 weeks. The period ended February 3, 2001 ("Fiscal 2000") represents 53 weeks.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. These estimates affect reported amounts of assets, liabilities, revenues, expense and related disclosures. Actual results could differ from those estimates.

Foreign Currency Translation
The functional currency of the Company's Canadian operations is the Canadian dollar. Fiscal year end exchange rates are used to translate assets and liabilities to U.S. dollars. Monthly average exchange rates are used to translate income and expenses. The cumulative effect of foreign currency translation adjustments is reported in accumulated other comprehensive income (loss) within stockholders' equity.

Cash and Cash Equivalents
Cash in stores, deposits in banks and short-term investments with original maturities of three months or less are considered as cash and cash equivalents for the purposes of the financial statements. Short-term investments are recorded at the lower of cost or fair market value.

Inventories
Inventories are primarily finished merchandise and are valued at the lower of cost or market, cost being determined based upon the weighted average inventory method.

Property and Equipment
Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method over the lives shown:

Building	Forty years
Furniture and equipment	Two to ten years
Leasehold improvements	The lesser of the life of the lease or asset

Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the statements of income.

Capitalized Software Costs
The Company capitalizes certain external and internal costs associated with computer software and significant enhancements to software features of existing products. The costs are amortized utilizing the straight-line method over the estimated economic lives of the software, which range from three to seven years. Total costs capitalized were $19,500,000 and $18,703,000 at February 1, 2003 and February 2, 2002, respectively. Accumulated amortization related to these assets was $15,236,000 and $12,517,000 in Fiscal 2002 and Fiscal 2001, respectively.

Impairment of Long-Lived Assets
During Fiscal 2002, the Company adopted the provisions of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("FAS 144"). FAS 144 requires that long-lived assets with definite lives be evaluated for impairment whenever conditions indicate that the carrying value of the assets may not be recoverable. In determining if an impairment exists, assets must be grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other groups of assets. In performing this impairment test, the Company groups its assets at the store level. If an impairment exists, the amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the assets. The adoption of FAS 144 did not have a significant impact on the Company's financial statements.

For periods prior to Fiscal 2002, assessment of impairment of long-lived assets was determined in accordance with the provisions of Financial Accounting Standards No. 121, which were similar to the provisions of FAS 144.

Goodwill
During Fiscal 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangibles* ("FAS 142"). FAS 142 provides that goodwill should no longer be amortized, but should be tested for impairment at least annually, and whenever conditions indicate that such an impairment could exist. Goodwill is tested for impairment by comparing the estimated fair value of the Company's net assets to their carrying value. If the carrying value exceeds the estimated fair value, the implied value of goodwill will be calculated and an impairment loss will be recognized. No impairment was recorded in Fiscal 2002. The adoption of FAS 142 did not have a significant impact on the Company's financial statements, nor would it have had a significant impact on prior years if the provisions of FAS 142 had been applied.

Revenue Recognition
Revenue is recognized when delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenues are net of returns and exclude sales tax.

The Company includes in revenues amounts collected from customers for shipping and handling orders. In Fiscal 2002, Fiscal 2001 and Fiscal 2000, these revenues totaled $4,626,000, $2,779,000 and $1,945,000, respectively. The associated shipping and handling expenses are included in cost of sales.

Notes to Consolidated Financial Statements

Gift Certificates

Proceeds from the sale of gift cards and certificates are recorded as a liability at the time they are received. When the holder of the card or certificate redeems it for merchandise, the liability is relieved and revenue is recognized.

Advertising Costs

Advertising costs are expensed the first time the advertising takes place. During Fiscal 2002, Fiscal 2001 and Fiscal 2000, advertising expense was $20,258,000, $14,597,000 and $14,701,000, respectively.

Income Taxes

The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company assesses realizability of deferred tax assets and, if necessary, a valuation allowance is provided.

All unremitted earnings of the foreign subsidiary are considered to be permanently reinvested. Accordingly, no U.S. deferred taxes have been provided on such earnings.

Comprehensive Income

Comprehensive income represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Such amounts are included in accumulated other comprehensive income (loss) within stockholders' equity and consist of the cumulative effect of foreign currency translation adjustments.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("FAS 143"). FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The standard is effective for the Company's financial statements beginning in the first quarter of Fiscal 2003, and its adoption is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123* ("FAS 148"). FAS 148 requires additional disclosure regarding stock-based compensation both in annual and interim financial statements. The Company has adopted the disclosure provisions of FAS 148.

Earnings per Share

Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options, unissued restricted stock and distribution of deferred director compensation.

The computation for basic and diluted earnings from continuing operations per share are as follows (in thousands, except per share amounts):

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Numerator:			
Net income	$7,217	$3,724	$8,645
Denominator for basic earnings per share:			
Average common shares outstanding	33,048	32,967	33,262
Denominator for diluted earnings per share:			
Average common shares outstanding	33,048	32,967	33,262
Stock options	227	1	—
Restricted stock	—	—	11
Deferred director compensation	23	24	19
	33,298	32,992	33,292
Basic earnings per share	$.22	$.11	$.26
Diluted earnings per share	$.22	$.11	$.26

Stock-Based Compensation

The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations and the disclosure-only provisions of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123") in accounting for its stock-based incentive plans. No compensation expense related to grants of stock options has been reflected in net income, as all options granted under the plans had an exercise price equal to the market price of the Company's common stock on the date of grant. Compensation expense related to grants of restricted stock is measured as the quoted market price of the Company's common stock at the measurement date, amortized to expense over the vesting period. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based compensation (in thousands):

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Net income, as reported	$7,217	$3,724	$8,645
Stock-based compensation expense determined under FAS 123, net of tax	(925)	(964)	(1,124)
Net income, pro forma	$6,292	$2,760	$7,521
Basic earnings per share, as reported	.22	.11	.26
Diluted earnings per share, as reported	.22	.11	.26
Basic earnings per share, pro forma	.19	.08	.23
Diluted earnings per share, pro forma	.19	.08	.23

Note 2 - Store Impairments and Closing Liability

Following the holiday selling season, the Company reviewed its real estate portfolio for impairment, focusing on store locations with operating losses. Of the 422 Company owned stores open as of February 1, 2003, six stores were identified for which the carrying amount of the store assets were not expected to be recoverable. As a result of the review, the Company recorded an impairment charge to buying and occupancy costs of $693,000. A similar review, performed in Fiscal 2001, in accordance with FAS 121, resulted in a charge to buying and occupancy costs of $715,000.

The Company previously had accrued a liability for obligations associated with closing under-performing stores. At February 1, 2003 and February 2, 2002, the liability was $0 and $342,000, respectively. Costs of $80,000 and $373,000 were charged against the liability in Fiscal 2002 and Fiscal 2001, respectively, and the remaining balance of $262,000 was credited to buying and occupancy costs in Fiscal 2002.

Note 3 - Debt

The Company has an unsecured, revolving credit agreement with a group of banks, with an aggregate commitment of up to $50,000,000. The Company has the option to request an increase in the aggregate commitment to $75,000,000, subject to approval by the banks, through the addition of another lending bank or increased commitment by the existing lending banks. The facility, which expires July 5, 2005, is for working capital, inventory financing and letter of credit purposes. Borrowings under the facility can be made, at the Company's option and subject to certain limitations, in the form of loans or by the issuance of bankers' acceptances with respect to inventory purchases. Loans under the facility bear interest, at the Company's option, at either the lead bank's prime lending rate plus a margin of .5% to 1.0% or the LIBOR rate plus a margin of 1.25% to 2.0%, with the margin depending on the Company's leverage ratio. Under the terms of the agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement prohibits the Company from making certain investments, advances or loans, and limits the dollar amounts of capital expenditures, purchases of treasury shares, cash dividends and asset sales. In the event that the Company is in default of certain provisions of the agreement, the lenders would be permitted to file liens against the Company's inventory located in the United States and perfect the pledge of 65% of the stock of the Company's Canadian subsidiary, thereby securing the indebtedness.

The bank commitment is limited to 45% of eligible inventory. At February 1, 2003, the bank commitment was $46,020,000. Letters of credit totaling $7,694,000 were outstanding under the facility, and $38,326,000 was available for borrowings or additional letters of credit. Interest expense and negotiated fees for Fiscal 2002, Fiscal 2001 and Fiscal 2000, totaled $617,000, $884,000 and $610,000, respectively.

Note 4 - Income Taxes

The components of the provision for domestic and foreign income taxes are shown below (in thousands):

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Income before income taxes:			
Domestic	$11,146	$5,447	$12,503
Foreign	1,129	619	1,897
	$12,275	$6,066	$14,400
Provision (benefit) for income taxes:			
Current:			
Federal	$ 5,065	$2,290	$ 3,950
Foreign	884	339	919
State and local	498	147	387
	6,447	2,776	5,256
Deferred (prepaid):			
Federal	(1,303)	(423)	389
Foreign	57	29	44
State and local	(143)	(40)	66
	(1,389)	(434)	499
Total provision for income taxes	$ 5,058	$2,342	$ 5,755

The effective tax rate differs from the federal statutory tax rate for the following reasons:

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Federal statutory tax rate	34.0%	34.0%	35.0%
Increase in effective tax rate due to:			
Foreign income taxes	4.5	2.6	2.1
State and local taxes, net of federal income tax benefit	1.9	1.1	2.2
Other, net	.8	.9	.7
Effective tax rate	41.2%	38.6%	40.0%

Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):

	February 1 2003	February 2 2002
Deferred tax liabilities	$ (1,426)	$ (1,279)
Deferred tax assets:		
Accrued rent	2,374	2,617
Depreciation	2,998	2,391
Inventory valuation	1,625	2,014
Accrued insurance	1,270	813
Other	2,930	1,826
	11,197	9,661
Net deferred tax assets	$ 9,771	$8,382
Deferred tax assets net of liabilities:		
Current	$ 4,322	$ 2,192
Non-current	5,449	6,190
Total	$ 9,771	$ 8,382

Note 5 - Commitments and Contingencies

Store, distribution and field office facilities and equipment are leased under operating leases expiring through 2013. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 2002, Fiscal 2001 and Fiscal 2000 totaled $50,669,000, $47,366,000 and $45,137,000, respectively.

The minimum rental commitments for future fiscal years are as follows (in thousands):

Fiscal	
2003	$ 44,002
2004	33,224
2005	25,437
2006	23,502
2007	22,043
Thereafter	59,516
	$207,724

On February 13, 2003, the Company agreed to settle a wage and hour lawsuit in California. The action alleged that the Company had improperly classified its California store managers as exempt from overtime pay and sought to recoup such pay on behalf of the class. In order to avoid the expense of the litigation, the Company agreed to settle the action for approximately $1,350,000, subject to final documentation and judicial approval in due course. The settlement was included in selling, general and administrative expenses during the Company's Fiscal 2002 fourth quarter.

The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

The Company is party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Note 6 - Employee Benefit Plans

The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 75% of earnings, subject to IRS limits, with the Company matching 100% of the initial 3% contribution, and 50% of the next 2% contributed by the participant. Participant contributions and Company match are paid to a corporate trustee and invested in various funds or Company stock, as directed by the participant. Company matching contributions made to participants' accounts are fully vested immediately. Similar benefit plans are in effect for eligible foreign employees.

To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of Company common stock.

The Bombay Company, Inc. Stock Purchase Program ("SPP") is open to all employees who have at least 90 days of service. Each participant may contribute 1% to 10% of qualifying compensation, to a maximum annual contribution of $21,250. Contributions are used to purchase shares of Company common stock at a discount of 15% from current market rates. The participants' shares are fully vested upon purchase. Participants' shares are held by a third-party administrator until the respective participant requests a distribution.

Total Company contributions to these plans for Fiscal 2002, Fiscal 2001 and Fiscal 2000 were $723,000, $644,000 and $738,000, respectively.

Note 7 - Common Stock and Stock Options

The Company's Board of Directors has authorized a stock repurchase program to purchase up to an aggregate of $30 million of the Company's stock. The shares may be purchased from time to time through open market purchases and privately negotiated transactions. During Fiscal 2002, Fiscal 2001 and Fiscal 2000, 13,000, 39,000 and 3,039,550 shares subject to the program, respectively, were acquired at an aggregate cost of $31,000, $103,000 and $10,303,000, respectively. Treasury shares are used for various employee and director stock plans as the need arises.

The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At February 1, 2003, the option shares reserved for the Employee Plans were 5,678,763. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. Shares available for additional grants were 2,432,019; 1,459,552 and 1,732,538 at February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

During Fiscal 2001, restricted stock aggregating 200,000 shares was granted and issued under the 1996 Long Term Incentive Stock Plan to three key executives. The respective shares were to become vested in designated increments contingent upon continued employment of the respective executive after 12 months, 24 months and 36 months. During Fiscal 2002, 40,000 of the shares became vested and were distributed. Also in Fiscal 2002, two of the executives left the employment of the Company and 120,000 restricted shares expired unvested. If the third executive remains employed by the Company under the terms of the grant, 15,000 and 25,000 shares will be vested in Fiscal 2003 and Fiscal 2004, respectively. Compensation expense of $285,000 was recognized during Fiscal 2001, and in Fiscal 2002 net expenses of $87,000 were reversed in connection with the restricted stock.

During Fiscal 2002, 75,000 shares of restricted stock were granted and issued to the Chairman of the Board. One third of the shares vested upon his acceptance of the position. Contingent upon continued Board service, one third of the shares will become vested after 12 months and 24 months, respectively. Compensation expense of $153,000 was recognized during Fiscal 2002 in connection with the restricted stock. The Bombay Company, Inc. Non-Employee Director Equity Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company. At February 1, 2003, the option shares reserved for the Director Plan were 626,585. The option price is fixed at the market price on the date of the grant. For Fiscal 2002, the option grant, initial and annual, was the lesser of 8,000 shares or $75,000 in face value. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 325,196; 354,210 and 481,696 at February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

The Director Plan also allows directors the option to receive retainer and meeting fees in the form of Company common stock or to defer receipt of such fees. Deferred amounts are credited to an account for such director in units equivalent to Company common stock.

The following table includes option information for the Employee Plans and Director Plan:

Stock Option Activity	Number of Shares	Option Price per Share	Weighted Average Option Price
January 29, 2000	2,857,385	$3.60-25.75	$5.67
Options granted	1,027,500	1.75- 5.00	3.77
Options cancelled	(207,644)	2.50-15.88	4.61
February 3, 2001	3,677,241	1.75-25.75	5.20
Options granted	1,157,200	2.35- 4.00	2.77
Options cancelled	(603,856)	2.31-25.75	4.83
February 2, 2002	4,230,585	1.75-25.75	4.59
Options granted	1,200,388	2.38- 5.02	2.71
Options exercised	(595,703)	2.65- 5.44	3.91
Options cancelled	(1,547,000)	2.38-25.75	4.55
February 1, 2003	3,288,270	1.75-25.75	4.05
Exercisable at:			
February 3, 2001	2,100,473	3.60-25.75	5.60
February 2, 2002	2,502,548	1.75-25.75	5.27
February 1, 2003	1,821,900	1.75-25.75	4.96

The following table summarizes stock options outstanding at February 1, 2003:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.75- 2.48	637,700	9.0	$ 2.37	30,343	$ 2.18
2.55- 2.94	730,153	8.2	2.77	280,644	2.76
3.00- 3.94	940,376	7.1	3.75	635,871	3.81
4.00- 4.95	469,341	5.7	4.54	372,675	4.53
5.00- 5.94	105,963	5.9	5.40	99,630	5.42
6.00- 6.75	264,380	5.5	6.52	262,380	6.52
7.25-25.75	140,357	1.5	12.99	140,357	12.99
	3,288,270	7.1	$ 4.05	1,821,900	$ 4.96

The exercise of non-qualified stock options in Fiscal 2002 resulted in income tax benefits of $155,000 which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in Fiscal 1995 through Fiscal 2002 in accordance with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Net income, as reported	$7,217	$3,724	$8,645
Net income, pro forma	6,292	2,760	7,521
Basic earnings per share, as reported	.22	.11	.26
Diluted earnings per share, as reported	.22	.11	.26
Basic earnings per share, pro forma	.19	.08	.23
Diluted earnings per share, pro forma	.19	.08	.23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following assumptions:

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Expected volatility	63.9%	59.9%	59.8%
Expected life years	6	6	6
Expected dividends	—	—	—
Risk-free interest rate	3.8-5.8%	5.0-5.5%	5.2-6.8%

The weighted average fair value of options granted during Fiscal 2002, Fiscal 2001 and Fiscal 2000 was $1.71, $1.69 and $2.34, respectively.

Note 8 - Shareholders' Rights Plan

The Company has a shareholders' rights plan under which each share of Company common stock includes one Preferred Share Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $50. The Rights, which have ten year terms expiring in 2005, are exercisable if a person or group acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Company common stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person or group acquires 15% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring company's common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable.

Note 9 - Stock Purchase Loans

On May 16, 2002, the Board of Directors elected to abolish the Company's Executive Stock Loan Program, which originated in August 1999. Under the program, certain executive officers were given the opportunity to borrow funds for up to specified amounts to be used to purchase shares of Company common stock at current market prices. All principal and accrued interest on the loans were payable at the end of a three year term. The loans were not collateralized by the common stock, but the program provided that if any of the shares were sold within three years following the date of purchase, any sales proceeds per share over the purchase price per share would be payable to the Company unless at the time of the sale all principal and accrued interest on the loan used to purchase the common stock had been paid to the Company.

As of May 16, 2002, participants owned 189,031 shares of Company common stock purchased under the program. The Company reaquired, at current market prices aggregating $864,000, the Company common stock that was previously purchased by the executive officers under the program, and the notes were extinguished. Amounts owed to the Company or the participants as a result of the difference between the market value of the stock and the loan balance plus accrued interest have been paid in full.

During Fiscal 2002, Fiscal 2001 and Fiscal 2000, $17,000, $53,000 and $60,000 respectively, in interest income was recognized related to the loans.

Note 10 - Geographic Areas

The Company operates primarily in one industry segment, specialty retailing. Substantially all revenues result from the sale of home furnishings and accessories through retail stores in the United States and Canada. Long-lived assets include all non-current assets except deferred taxes.

The following table shows net revenues and long-lived assets by geographic area (in thousands):

	Year Ended		
	February 1 2003	February 2 2002	February 3 2001
Net revenues:			
United States	$442,339	$388,789	$375,275
Canada	51,661	48,668	48,184
Total	$494,000	$437,457	$423,459
Long-lived assets:			
United States	$ 46,201	$ 51,367	$ 53,448
Canada	4,040	4,226	4,006
Total	$ 50,241	$ 55,593	$ 57,454

Unaudited Quarterly Financial Data

The Bombay Company, Inc. and Subsidiaries *(In thousands, except per share amounts)*

Unaudited quarterly financial data for the quarters ended:	February 1 2003	November 2 2002	August 3 2002	May 4 2002
Net revenues	$ 189,264	$ 113,841	$ 100,040	$ 90,855
Gross profit	65,266	32,870	23,885	22,380
Net income (loss)	13,841	84	(3,276)	(3,432)
Basic earnings (loss) per share	.41	—	(.10)	(.10)
Diluted earnings (loss) per share	.41	—	(.10)	(.10)

	February 2 2002	November 3 2001	August 4 2001	May 5 2001
Net revenues	$ 152,506	$96,945	$97,030	$90,976
Gross profit	51,150	25,156	24,180	23,487
Net income (loss)	11,673	(2,233)	(2,680)	(3,036)
Basic earnings (loss) per share	.35	(.07)	(.08)	(.09)
Diluted earnings (loss) per share	.35	(.07)	(.08)	(.09)

Directors and Officers

Directors

James D. Carreker
Chairman of the Board

Founder and Owner
JDC Holdings, Inc.

John H. Costello
Executive Vice President
and Chief Marketing Officer
The Home Depot

Glenn E. Hemmerle
Private Investor

Paul J. Raffin
Executive Vice President,
Merchandising
Express, Inc.

Julie L. Reinganum
Founder, President and
Chief Executive Officer
Pacific Rim Resources, Inc.

Bruce R. Smith
Business Consultant

Former Chief Executive Officer
Integration Alliance Corporation

Nigel Travis
President and Chief
Operating Officer
Blockbuster Inc.

Committees

Audit and Finance
Glenn E. Hemmerle
Julie L. Reinganum
Nigel Travis (Interim Chair)

Compensation and Human Resources
John H. Costello
Paul J. Raffin
Julie L. Reinganum
Bruce R. Smith (Chair)

Governance and Nominations
John H. Costello
Bruce R. Smith
Nigel Travis (Chair)

Corporate Data

Corporate Office
The Bombay Company, Inc.
550 Bailey Avenue
Fort Worth, Texas 76107
(817) 347-8200

Common Stock
Transfer Agent
and Registrar
Fleet National Bank
c/o EquiServe L.P.
P.O. Box 43010
Providence, RI 02940
(800) 736-3001
http://www.equiserve.com

Stock Exchange Listing
New York Stock Exchange
Trading Symbol - BBA

Independent Accountants
PricewaterhouseCoopers LLP
Fort Worth, Texas

Form 10-K
The Company's Form 10-K Annual Report for the year ended February 1, 2003, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon request to the Corporate Office.

Internet Address
E - commerce, press releases and other corporate and store information are available on Bombay's website:
http://www.bombaycompany.com

Officers

Brian N. Priddy*
Executive Vice President,
Operations

Chairman, Interim
Executive Committee

Elaine D. Crowley*
Senior Vice President,
Chief Financial Officer
and Treasurer

Stephen Farley*
Senior Vice President,
Marketing and Merchandising

Donald V. Roach*
Senior Vice President,
Strategic Planning for
Retail Operations

Donna C. Arnold
Vice President,
Information Services

John C. Beuttell
Vice President,
International Strategies

Scott L. Binger
Vice President,
Creative Services

Anthony J. DeBruno
Vice President,
Merchandise Planning
and Allocation

James D. Johnson
Vice President,
Human Resources

William M. Matsko
Vice President,
Real Estate

Susann C. Mayo
Vice President,
Logistics and Distribution

Steven G. Sherlock
Vice President,
Operations

Linda G. Stephenson
Vice President,
General Merchandise Manager

Michael J. Veitenheimer
Vice President,
Secretary and General Counsel

* Interim Executive Committee



2002 marked The Bombay Company's fifth straight year of support for St. Jude Children's Research Hospital. Through sales of the Jackson Limited Edition charity bear, we presented our largest donation yet.


BOMBAY
bombaycompany.com


St. Jude Children's
Research Hospital
ALSAC · Danny Thomas, Founder